UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 12 to

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 12 to Schedule 13D)*

Twitter Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

90184L102

(CUSIP Number)

Mike Ringler

Skadden, Arps, Slate, Meagher & Flom LLP

525 University Avenue, Suite 1400

Palo Alto, California 94301

(650) 470-4500

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 3, 2022

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. ☒

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 90184L102

1	Names of Reporting Persons Elon R. Musk
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☒
6	Citizenship or Place of Organization USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 73,115,038
	8	Shared Voting Power 0
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 73,115,038
11	Aggregate Amount Beneficially Owned by Each Reporting Person 73,115,038
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 9.6%
14	Type of Reporting Person IN

1. Based on 765,246,152 shares of Common Stock outstanding as of July 22, 2022, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2022 filed with the Securities and Exchange Commission on July 26, 2022.

This Schedule 13D amends the Schedule 13D initially filed by Elon Musk (the “Reporting Person”) with the Securities and Exchange Commission on April 5, 2022 with respect to the Common Stock, par value $0.000005 per share (the “Common Stock”), of Twitter, Inc. (the “Issuer” or “Twitter”), which was subsequently amended on April 11, 2022, April 14, 2022, April 21, 2022, April 26, 2022, April 27, 2022, May 5, 2022, May 25, 2022, June 6, 2022, July 8, 2022, August 30, 2022 and September 9, 2022 (collectively, including this amendment, the “Schedule 13D”). Capitalized terms used but not defined herein have the meanings given to such terms in the Schedule 13D.

Item 3. Source and Amount of Funds or Other Consideration

Item 3 of the Schedule 13D is hereby amended by adding the following:

The information set forth in Item 4 of the Schedule 13D is incorporated herein by reference.

Item 4. Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended by adding the following:

On October 3, 2022, the Reporting Person’s advisors sent a letter to Twitter (on the Reporting Person’s behalf) notifying Twitter that the Reporting Person intends to proceed to closing of the transaction contemplated by the April 25, 2022 Merger Agreement, on the terms and subject to the conditions set forth therein and pending receipt of the proceeds of the debt financing contemplated thereby, provided that the Delaware Chancery Court enter an immediate stay of the action, Twitter vs. Musk, et al. (C.A. No. 202-0613-KSJM), and adjourn the trial and all other proceedings related thereto pending such closing or further order of the court. The foregoing description of the letter is qualified in its entirety by reference to the full text of the letter, a copy of which is attached hereto as Exhibit S and incorporated herein by reference.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Schedule 13D is hereby amended by adding the following:

The information set forth in Item 4 of the Schedule 13D is incorporated herein by reference.

Item 7. Materials to be Filed as Exhibits

Item 7 of the Schedule 13D is hereby amended by adding the following:

Exhibit S: Letter from the Reporting Person’s advisors (on the Reporting Person’s behalf) to the Issuer, dated October 3, 2022.

SIGNATURES

After reasonable inquiry and to the best of each of the undersigned knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: October 4, 2022

ELON R. MUSK

/s/ Elon R. Musk